Exhibit 99(a)

CONSOLIDATED FINANCIAL STATEMENTS

Entergy - Koch, LP
Years ended December 31, 2004, 2003, and 2002

                                                                                    Report of Independent Auditors

The Audit Committee of the Board of
    Directors of EKLP, LLC, and
    Partners of Entergy - Koch, LP

We have audited the accompanying consolidated balance sheets of Entergy - Koch, LP (the "Partnership"), as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in partners' capital, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Entergy - Koch, LP, at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

As further discussed in Note 3 to the consolidated financial statements, in 2003 the Partnership changed its method of accounting for inventory held for trading purposes and energy trading contracts not qualifying as derivatives.

                                                                                                /s/ Ernst & Young LLP

Houston, Texas
March 1, 2005

Entergy - Koch, LP

Consolidated Balance Sheets
(In Thousands)

	December 31
	2004	2003
Assets
Current assets:
Cash and cash equivalents	$ 240,052	$ 277,964
Margin and collateral deposits	4,485	186,624
Accounts receivable:
Trade (less allowance of $4,526 and $12,307, respectively)	44,655	839,995
Affiliates	1,201	37,305
Receivable from Partners	-	4,500
Natural gas inventory	-	239,150
Assets from trading activities	6,617	680,643
Other current assets	4,365	192,011
Pipeline assets held for sale	-	1,019,873
Total current assets	301,375	3,478,065

Noncurrent assets:
Restricted cash - escrow	200,300	-
Property, plant, and equipment, net	-	20,787
Assets from trading activities	-	192,316
Other noncurrent assets	-	26,474
Total noncurrent assets	200,300	239,577
Total assets	$ 501,675	$ 3,717,642

December 31
	2004	2003

Liabilities and Partners' capital
Current liabilities:
Accounts payable:
Trade	$ 38,734	$ 807,168
Affiliates	-	7,478
Collateral held on deposit	3,991	114,347
Liabilities from trading activities	6,617	574,870
Accrued liabilities	67,046	87,228
Notes payable - credit facilities	-	32,337
Other current liabilities	11	6,485
Pipeline liabilities held for sale	-	97,569
Total current liabilities	116,399	1,727,482

Noncurrent liabilities:
Senior notes (net of discount)	-	501,721
Liabilities from trading activities	-	291,542
Deferred gain on sale of trading assets	200,300	-
Other noncurrent liabilities	15,535	13,651
Total noncurrent liabilities	215,835	806,914

Commitments and contingencies (Note 10)

Partners' capital:
General Partner (including accumulated other comprehensive income (loss) of $-0- and $(21), respectively)	1,694	11,832
Limited Partners (including accumulated other comprehensive income (loss) of $-0- and $(2,030), respectively)	167,747	1,171,414
Total Partners' capital	169,441	1,183,246
Total liabilities and Partners' capital	$ 501,675	$ 3,717,642

See accompanying notes.

Entergy - Koch, LP

Consolidated Statements of Income
(In Thousands)

	Year ended December 31
	2004	2003	2002

Net (loss) gain from trading activities	$ (108,302)	$ 339,362	$ 259,472

Depreciation and amortization	6,744	11,790	11,233
General and administrative	107,997	117,805	122,726
Operating (loss) income	(223,043)	209,767	125,513

Other income and expense:
Gain on sale of trading assets	869,114	-	-
Interest income	8,143	6,020	1,439
Interest expense	(22,842)	(28,124)	(24,317)
Loss on extinguishment of debt	(60,228)	-	-
Other (expense) income	(5,120)	171	19,149
Total other income (expense)	789,067	(21,933)	(3,729)
Income from continuing operations before income tax expense and cumulative effect of change in accounting principle	566,024	187,834	121,784

Income tax expense	15,761	4,494	3,684
Income from continuing operations before cumulative effect of change in accounting principle	550,263	183,340	118,100
Discontinued operations:
Income (loss) from discontinued operations	43,246	(17,941)	31,160
Gain on sale of discontinued operations	157,885	-	-
Income before cumulative effect of change in accounting principle	751,394	165,399	149,260
Cumulative effect of change in accounting principle (net of tax benefit of $4,477 in 2003)	-	14,711	-
Net income	$ 751,394	$ 180,110	$ 149,260

See accompanying notes.

Entergy - Koch, LP

Consolidated Statements of Changes in Partners' Capital
(In Thousands)

	General Partner	Limited Partners	Total

Balance at December 31, 2001	$ 10,248	$ 1,014,609	$ 1,024,857
Capital contributions	328	32,503	32,831
Net income	1,493	147,767	149,260
Other comprehensive income:
Foreign currency translation	37	3,606	3,643
Net cash flow hedge gain	26	2,543	2,569
Net cash flow hedge gain recognized in net income	(40)	(3,955)	(3,995)
Total other comprehensive income	23	2,194	2,217
Total comprehensive income	1,516	149,961	151,477
Balance at December 31, 2002	12,092	1,197,073	1,209,165
Capital distributions	(2,000)	(198,000)	(200,000)
Net income	1,801	178,309	180,110
Other comprehensive income (loss):
Foreign currency translation	69	6,824	6,893
Net cash flow hedge loss	(133)	(13,114)	(13,247)
Net cash flow hedge loss recognized in net income	3	322	325
Total other comprehensive loss	(61)	(5,968)	(6,029)
Total comprehensive income	1,740	172,341	174,081
Balance at December 31, 2003	11,832	1,171,414	1,183,246
Capital contributions	-	72,750	72,750
Capital distributions	(17,673)	(1,822,327)	(1,840,000)
Net income	7,514	743,880	751,394
Other comprehensive income (loss):
Foreign currency translation	(109)	(10,762)	(10,871)
Net cash flow hedge loss	(188)	(18,685)	(18,873)
Net cash flow hedge loss recognized in net income	318	31,477	31,795
Total other comprehensive income	21	2,030	2,051
Total comprehensive income	7,535	745,910	753,445
Balance at December 31, 2004	$ 1,694	$ 167,747	$ 169,441

Entergy - Koch, LP

Consolidated Statements of Cash Flows
(In Thousands)

	Year ended December 31
	2004	2003	2002

Cash flows from operating activities - continuing operations and discontinued operations
Net income	$ 751,394	$ 180,110	$ 149,260
Adjustments to reconcile net income to net cash flows provided by (used in) operating activities:
Gain on sales of trading assets and discontinued operations	(1,026,999)	-	-
Loss on extinguishment of debt	60,228	-	-
Provision for loss on accounts receivable	1,508	1,182	11,507
Depreciation and amortization	30,718	42,851	42,087
Cumulative effect of change in accounting principle	-	(15,245)	-
Change in net assets from trading activities	410,282	87,801	15,844
Gain on sale of assets	-	-	(775)
Net changes in working capital	(207,091)	132,656	(373,657)
Change in net other noncurrent assets and liabilities	19,988	1,273	13,426
Net cash flows provided by (used in) operating activities	40,028	430,628	(142,308)

Cash flows from investing activities - continuing operations and discontinued operations
Capital expenditures	(45,999)	(88,277)	(50,133)
Proceed from sale of asset	-	-	9,897
Net proceeds from sale of discontinued operations	1,116,828	-	-
Net proceeds from sales of trading assets (exclusive of restricted cash of $200,000)	1,205,249	-	-
Net cash flows provided by (used in) investing activities	2,276,078	(88,277)	(40,236)

Cash flows from financing - continuing operations and discontinued operations
Net (repayment) borrowing - credit facilities notes payable	(32,337)	(215,663)	88,000
Net (repayment) proceeds - senior notes	(555,674)	199,910	-
Capital contribution	72,750	32,831	-
Capital distributions	(1,840,000)	(200,000)	-
Net cash flows (used in) provided by financing activities	(2,355,261)	(182,922)	88,000

Effect of exchange rate changes on cash and cash equivalents	1,243	2,575	3,486

Net change in cash and cash equivalents	(37,912)	162,004	(91,058)
Cash and cash equivalents, beginning of year	277,964	115,960	207,018
Cash and cash equivalents, end of year	$ 240,052	$ 277,964	$ 115,960

Cash paid for income taxes (in millions)	$ 15.7	$ 6.9	$ 6.4
Cash paid for interest (in millions)	$ 34.1	$ 27.8	$ 25.9

See accompanying notes.

                                                                                            Entergy - Koch, LP

                                                                        Notes to Consolidated Financial Statements

                                                                                            December 31, 2004

1.     Organization and Nature of Operations

Entergy - Koch, LP ("EKLP" or the "Partnership"), is a limited partnership indirectly owned by subsidiaries of Entergy Corporation ("Entergy") and Koch Industries, Inc. ("Koch") (collectively, the "Partners"). Subsidiaries of Entergy and Koch own 99% of the Partnership through limited partner interests, and the remaining 1% of the Partnership is owned by the general partner, EKLP, LLC, a company owned 50% by EK Holding III, LLC (an Entergy subsidiary), and 50% by Koch Energy, Inc. (a Koch subsidiary). EKLP, LLC, is managed by a board of directors, with each partner having equal representation.

Pursuant to the Agreement of Limited Partnership, dated January 31, 2001 (the "Partnership Agreement"), general distributions are equally shared by the Partners; however, the Partners disproportionately share in certain profits and special allocations, which occur periodically and would occur upon liquidation. The Partnership Agreement also requires that distributions of cash be made quarterly, if EKLP, LLC, determines there is excess cash, based on EKLP management's recommendation.

EKLP was formed to combine certain natural gas and power trading contracts and assets of Entergy with the natural gas pipeline business and the natural gas, power, and weather trading business of Koch. The accompanying consolidated financial statements reflect the transactions of the Partnership subsequent to its inception. The Partnership operated these contributed businesses, contracts, and assets primarily through four wholly owned subsidiaries: Gulf South Pipeline Company, LP ("Gulf South"), Entergy - Koch Trading, LP ("EKT US"), Entergy - Koch Trading Canada, ULC ("EKT CAN"), and Entergy - Koch Trading, Ltd. ("EKT Europe"). On September 2, 2004, Entergy announced that EKLP had signed a definitive agreement to sell EKT Europe, EKT CAN, and substantially all of the assets of EKT US ("Trading Assets") to Merrill Lynch Commodities, Inc. ("MLCI"), and was conducting a competitive process to sell Gulf South.

On November 1, 2004, EKLP sold Trading Assets to MLCI for a purchase price of $800 million plus the fair value of all trading assets sold. The agreement called for EKLP to establish an escrow account for $200 million that EKLP is entitled to, two years from closing, contingent on certain events that may preclude former EKLP executives from being able to continue their services with MLCI. The $200 million contingent gain has been deferred and is classified as restricted cash - escrow in noncurrent assets, and is recorded as a noncurrent liability on the consolidated balance sheets. Interest earned on the restricted cash accrues to the benefit of EKLP, pending resolution of the contingency. Such interest amounts to $0.3 million as of December 31, 2004.

Due to the nature of the assets sold, mainly contracts with third parties, and because EKLP will have to legally continue to maintain and manage all the rights and obligations for certain contracts that are not assigned by the third party to MLCI, the sale of the Trading Assets do not qualify for discontinued operations in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). As such, the gain on the sale of the Trading Assets is included in net income from continuing operations in the consolidated statements of income. As part of the sales agreement, EKLP entered into a total return swap whereby MLCI assumes all the benefits and detriments associated with any of EKLP's contracts that were included in the sales agreement and have not been assigned to MLCI. See Note 7, "Concentrations of Credit Risk."

On December 29, 2004, EKLP sold Gulf South to TGT Pipeline, LLC. In accordance with SFAS No. 144, Gulf South's assets, liabilities, and results of operations have been reclassified to discontinued operations in the consolidated balance sheets and consolidated statements of income for all periods presented. See Note 8, "Discontinued Operations."

EKLP's future operations will consist of winding down the affairs of the Partnership. The proceeds from the combined sales were used to retire all of EKLP's senior notes and other credit facilities. Remaining proceeds, in excess of future working capital needs and minimum contractual capitalization requirements, as determined by EKLP, were distributed to the Partners.

2.     Significant Accounting Policies

Principles of Consolidation - The consolidated financial statements include the accounts of all of the Partnership's wholly owned subsidiaries after the elimination of significant intercompany transactions and balances. Investments in entities that are not controlled by the Partnership are accounted for using either the cost or equity method, as appropriate. These investments are regularly reviewed for impairment and propriety of current accounting treatment.

Cash and Cash Equivalents - Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, and money market accounts with original maturities of three months or less. All highly liquid investments with original maturities of three months or less are classified as cash and cash equivalents.

Margin and Collateral Deposits - Margin and collateral deposits consist primarily of cash that the Partnership has on deposit with counterparties for margin or collateral requirements related to trading futures, swap, and option contracts. Pursuant to the Partnership's contracts with each counterparty, the margin or collateral on deposit will vary based on changes in market prices, the Partnership's credit rating, and various other factors. As further discussed in Note 7, "Concentrations of Credit Risk," the Partnership also requires collateral from its counterparties based on similar criteria. Amounts from financial instruments received as collateral from counterparties are recorded as "collateral held on deposit."

Accounts Receivable-Trade - Accounts receivable-trade are stated at the historical carrying amount net of write-offs and allowance for doubtful accounts receivable, and represent claims against third parties that will be settled in cash. An allowance for doubtful accounts is established when needed based on factors including historical experience with the particular counterparty, economic trends and conditions, the age of the underlying receivable, and the Partnership's ability to exercise the right of offset. Interest receivable on delinquent accounts receivable is included in the accounts receivable-trade balance and recognized as interest income when contractually permissible and collectibility is reasonably assured. Past-due accounts receivable-trade are written off when either internal collection efforts have been unsuccessful or when a settlement is reached for an amount that is less than the outstanding historical balance.

Natural Gas Inventory - Inventory is comprised of natural gas held for resale. As further discussed in Note 3, "Changes in Accounting Principles and New Accounting Pronouncements," the Partnership adopted Emerging Issues Task Force ("EITF") Issue No. 02-3, Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities ("EITF No. 02-3"). As such, inventory as of December 31, 2003, is recorded at the lower of weighted-average cost or market.

Included in other current assets as of December 31, 2003, are amounts related to natural gas volumes held in third-party facilities and for which title transferred to such third parties but to which the Partnership had rights in the future. Such amounts are recorded at the lower of weighted-average cost or market based on the notional volumes to which the Partnership had rights. The Partnership held title to other natural gas volumes to which third parties had the rights under similar arrangements. The amounts related to these transactions are recorded in other current liabilities at the higher of market or weighted-average cost.

Trading and Risk Management Activities - Trading Services - EKLP offered risk management services to the natural gas, power, and weather markets, and optimization services related to the natural gas storage and transportation assets of its customers. These services were provided through a variety of financial instruments, including forward contracts involving cash settlement or physical delivery of natural gas or power; swap contracts requiring payment to (or receipts from) counterparties based on the difference between two prices for (or related to) natural gas, power, or weather; and option contracts requiring payment to (or receipts from) counterparties based on the difference between the option's strike and the related market price for natural gas, power, or weather.

As required by EITF No. 02-3, the mark-to-market method is used to account for all derivative trading activities and the accrual method of accounting is used to account for storage, transportation, and asset optimization contracts not qualifying as derivatives under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended ("SFAS No. 133").

As required by EITF Issue No. 99-2, Accounting for Weather Derivatives ("EITF No. 99-2"), the Partnership uses the mark-to-market method to account for all trading-related weather contracts.

Under the mark-to-market method, derivative contracts are recorded at quoted or estimated market value, with resulting unrealized gains and losses recorded as "Assets from trading activities" and "Liabilities from trading activities," respectively, on the consolidated balance sheets according to their term to maturity. Current period changes in the assets and liabilities from trading activities are recognized as net gains or losses in "Net gain (loss) from trading activities" on the consolidated statements of income. Changes in the assets and liabilities from trading activities result primarily from changes in the valuation of the portfolio of contracts, maturity and settlement of contracts, and newly originated transactions. Terms regarding cash settlement of the contracts vary with respect to the actual timing of cash receipts and payments. Accounts receivable, accounts payable, and margin and collateral deposits include settlement amounts for financial derivatives for which the contractual settlement price has been published at the end of the accounting period. As a result, at December 31, 2003, accounts receivable and accounts payable included $88.2 million and $64 million, respectively, of January 2004 settled financial forward contracts valued using the published January 2004 futures price. Margin and collateral deposits include $(1.9) million of January 2004 settled futures at December 31, 2003.

The market prices and models used to value the derivatives reflect management's best estimate considering various factors, including closing exchange and over-the-counter quotations, time value, and volatility underlying the contracts. The values are adjusted to reflect the potential impact of liquidating EKLP's positions in an orderly manner over a reasonable time period under present market conditions and to reflect other types of risks, including model risk and credit risk. When quoted market prices are not available, EKLP utilizes other valuation techniques to estimate market value. The use of these techniques requires estimations with respect to future prices, volatility, liquidity, and other variables. Changes in market prices and the estimations used directly affect the estimated market value of these transactions. Accordingly, it is reasonably possible that such estimates could change in the near term.

Beginning January 1, 2003, EKT US utilized futures contracts to mitigate the variability in cash flows of anticipated future natural gas purchases and sales. EKT US designated and accounted for these derivatives as cash flow hedges in accordance with SFAS No. 133. The changes in the fair value of the hedge contracts were expected to, and did, have a high correlation to changes in the anticipated natural gas purchases and sales and, therefore, qualified as cash flow hedges under SFAS No. 133. In addition, if the hedge contracts ceased to have high correlation, or if the forecasted purchase or sale were deemed no longer probable to occur, hedge accounting was terminated and the associated change in fair value of the derivatives was recognized in the related period of change in "Net (loss) gain from trading activities" on the consolidated statements of income.

The fair value of these derivatives is reported in the consolidated balance sheets in "Assets and liabilities from trading activities." As of December 31, 2003, EKT US included a net deferred loss on these cash flow hedges in "Accumulated other comprehensive income" of approximately $11.8 million. For the years ended December 31, 2004 and 2003, the ineffective portion of these hedges recorded in "Net (loss) gain from trading activities" was approximately $5 million and $6 million, respectively. Upon the sale of the Trading Assets, EKLP reclassified approximately $55 million of losses deferred in other comprehensive income to "Net gain from trading activities" because the forecasted purchase or sale that was being hedged became probable of not occurring by the end of the originally specified time period, as documented at the inception of the hedging relationship. EKLP did not have any open cash flow hedges as of December 31, 2004.

EKLP's asset optimization contracts relate to the natural gas storage and transportation assets of the related counterparties. Revenues, costs, and profit-sharing obligations associated with these asset optimization contracts are recognized based on the terms of the contract as such revenues are earned and costs are incurred, and when profit-sharing obligations arise. In addition, EKLP entered into derivative contracts to manage market risk associated with its asset optimization contracts. These derivative contracts were not designated as hedges and continued to be recorded at fair value.

Trading and Risk Management Activities - Treasury - The Partnership entered into an interest rate swap agreement for interest rate risk exposures, which was designated as a fair value hedge pursuant to SFAS No. 133. The interest rate swap agreement utilized by the Partnership effectively modified the Partnership's exposure to interest risk by converting the Partnership's $200 million in fixed rate debt issued August 21, 2003, to a floating rate. This agreement involved the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreement without an exchange of the underlying principal amount.

Hedge effectiveness is assessed as the change in the fair value of the hedging instrument relative to the change in the fair value of the related debt. During the year ended December 31, 2003, the Partnership recognized an immaterial net gain, included as a component of interest income, related to the ineffective portion of its fair value hedge of interest rate risk exposure. The effect of the fair value hedge for the year ended December 31, 2003, was to increase the carrying value of the associated debt by $2.5 million. A corresponding asset for approximately the same amount is recorded in "Other assets." The Partnership terminated this hedge in August 2004 upon liquidating the interest rate swap.

Additionally, the Partnership entered into forward foreign currency swaps associated with certain intercompany debt balances carried by the domestic entity, which are denominated in British pounds. The swaps were used to counteract the effects of changes in foreign currency exchange rates. For the years ended December 31, 2004 and 2003, the foreign currency swaps resulted in a loss of $9 million and $15.9 million, respectively.

Property, Plant, and Equipment - Property, plant, and equipment includes computer hardware and software and is depreciated using the straight-line method based on average useful lives ranging from three to five years.

Assets Held for Sale - The Partnership classifies assets as held for sale when the assets meet the held for sale criteria of SFAS No. 144. This statement established the criteria to determine when a qualified group of long-lived assets and liabilities should be classified as held for sale. Among other indicators, to classify long-lived assets as held for sale, an entity must be actively marketing the assets and the sale of the asset group must be probable.

Intangible Assets - EKLP's intangible assets related to the weather trading business and represented the logic utilized in the proprietary weather derivative valuation models, analytics used to translate weather information into trading strategies, and the proprietary data infrastructure that facilitates creation of structured weather derivative products. The logic and valuation models were sold to MLCI as part of sale of the Trading Assets.

Income Taxes - The Partnership's consolidated financial statements reflect no provision for United States federal and state income taxes since such taxes, if any, are the liabilities of the Partners. Foreign income taxes are provided for the Partnership's subsidiaries, which are subject to taxation in foreign jurisdictions. All operating foreign subsidiaries were sold as part of the sale of the Trading Assets. At December 31, 2004, there were no deferred tax assets or liabilities. Such deferred tax assets and liabilities were not significant at December 31, 2003.

Net (loss) Gain From Trading Activities - The accompanying consolidated financial statements present revenues, costs, and realized and unrealized gains and losses from derivatives for trading services, including physical sales and purchases of natural gas and power, on a net basis in "Net (loss) gain from trading activities" in the consolidated statements of income. Revenues from sales of physical natural gas and power are recognized in the month of delivery. The associated costs, including transportation and transmission charges, are recognized concurrent with the revenue.

Foreign Currency - Management determined the functional currency of EKT Europe to be the British pound. As such, the assets and liabilities of EKT Europe were translated at the exchange rate at December 31, 2003. Revenues and expenses for EKT Europe were translated at a weighted-average exchange rate for each reporting period presented in the accompanying consolidated statements of income. Foreign currency translation adjustments are reported in Partners' capital (as a component of other comprehensive income). Individually significant transactions are translated at the exchange rate on the date of the transaction. Foreign exchange transaction gains and losses are recognized as "Other income (expense)" on the consolidated statements of income for the period. For the years ended December 31, 2004, 2003, and 2002, foreign exchange gains of approximately $7.0 million, $14.1 million, and $7.1 million, respectively, were included in "Other income (expense)." All operating foreign subsidiaries were sold as part of the sale of the Trading Assets. Approximately $12 million of foreign exchange gain was reclassified from "accumulated other comprehensive income" to gain on sale of trading assets in the consolidated statements of income.

Use of Estimates - The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make various assumptions and estimates that affect amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. See related discussion in "Trading and Risk Management Activities."

Reclassifications - Certain reclassifications have been made to the presentation of balances from prior periods to conform with the current-period presentation. These reclassifications have no net effect on previously reported results of operations.

3.     Changes in Accounting Principles and New Accounting Pronouncements

Changes in Accounting Principles

EITF No. 02-3 - In October 2002, the EITF reached consensus in EITF No. 02-3 to rescind EITF Issue No. 98-10, Accounting for Contracts Involved in Energy Trading and Risk Management Activities ("EITF No. 98-10"), EITF Issue No. 00-17, Measuring the Fair Value of Energy-Related Contracts in Applying No. 98-10, and Financial Accounting Standards Board ("FASB") Staff Announcement Topic D-105, Accounting in Consolidation for Energy Trading Contracts, between Affiliated Entities When Activities of One but Not Both Affiliates Are within the Scope of EITF Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities" ("Topic No. D-105"). According to the consensus, "other energy contracts" such as storage and transportation contracts, not qualifying as derivatives pursuant to SFAS No. 133, executed prior to October 26, 2002, shall no longer be marked-to-market effective January 1, 2003. The accrual basis of accounting is required for contracts executed subsequent to October 25, 2002. In addition, for fiscal years beginning after December 15, 2002, gains and losses on all derivative instruments should be shown net in the income statement, whether or not settled physically, if the derivatives are held for trading purposes. EITF No. 02-3 also clarified that with the rescission of EITF No. 98-10, it would no longer be an acceptable industry practice to account for inventory held for trading purposes at fair value when fair value exceeds cost, except as provided by higher level accounting principles generally accepted in the United States.

The Partnership prospectively adopted the provisions of EITF No. 02-3 relating to inventory held for trading purposes and energy trading contracts not qualifying as derivatives and executed subsequent to October 25, 2002. The Partnership adopted EITF No. 02-3 in January 1, 2003, for its nonderivative energy trading contracts executed prior to October 26, 2002, and reported an increase to net income of $14.7 million as a cumulative effect of a change in accounting principle, net of tax. As a result of the adoption of EITF No. 02-3, the Partnership no longer recognizes energy trading contracts under mark-to-market accounting unless these contracts meet the definition of a derivative in accordance with SFAS No. 133 or the contract is a weather derivative. The Partnership has retained net presentation of all of its trading activities in the consolidated statements of income.

In November 2002, EITF No. 02-3 was revised to state that an unrealized gain or loss at inception of a derivative instrument should not be recognized unless the fair value of that instrument is obtained from a quoted market price in an active market or is otherwise evidenced by comparison to other observable current market transactions or based on a valuation technique incorporating observable market data. Adoption by the Partnership of this November revision to EITF No. 02-3 was applied by the Partnership prospectively and did not have a material impact on the Partnership's consolidated financial position or results of operations.

SFAS No. 149 - In April 2003, SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities ("SFAS No. 149"), was issued. SFAS No.149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities under SFAS No. 133. SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 amends certain other existing pronouncements. These changes will result in a more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. SFAS No. 149 was effective for contracts entered into or modified after June 30, 2003, except as stated below, and for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. The provisions of SFAS No. 149 that relate to SFAS No. 133, Implementation Issues, that have been effective for periods that began prior to June 15, 2003, continue to be applied in accordance with their respective effective dates. The adoption of SFAS No. 149 did not have an impact on the consolidated financial statements of the Partnership.

4.     Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income are as follows:

	December 31, 2004			December 31, 2003			December 31,
	General Partner	Limited Partners	Total	General Partner	Limited Partners	Total	General Partner	Limited Partners	Total
	(In Thousands)

Accumulated other comprehensive income:
Accumulated foreign currency translation	$ -	$ -	$ -	$ 109	$ 10,762	$ 10,871	$ 40	$ 3,938	$ 3,978
Accumulated net cash flow hedge (loss) gain	-	-	-	(51)	(5,013)	(5,064)	82	8,101	8,183
Accumulated net cash flow hedge gain recognized in net income	-	-	-	(79)	(7,779)	(7,858)	(82)	(8,101)	(8,183)
	$ -	$ -	$ -	$ (21)	$ (2,030)	$ (2,051)	$ 40	$ 3,938	$ 3,978

5.     Supplemental Cash Flow Information

Changes in the components of working capital are as follows:

	Year ended December 31
	2004	2003	2002
	(In Thousands)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable, trade	$ 125,207	$ (91,225)	$ (262,697)
Increase in accounts receivable, affiliate	(3,965)	(7,238)	(8,387)
Decrease in receivable from partners	6,755	891	3,731
Change in net transportation and exchange receivables and payables	3,456	(5,111)	(1,461)
Change in net margin and collateral	(237,652)	(76,404)	4,056
(Increase) decrease in natural gas inventory	(238,819)	154,641	(168,327)
(Decrease) increase in accounts payable, trade	(65,146)	128,680	231,953
Increase (decrease) in accounts payable, affiliates	5,596	(24,300)	1,392
(Decrease) increase in accrued liabilities	(74,139)	42,934	(20,583)
Change in other current assets and liabilities, net	271,616	9,788	(153,334)
Total	$ (207,091)	$ 132,656	$ (373,657)

6.     Fair Value of Financial Instruments

At December 31, 2004 and 2003, the carrying amounts of certain financial instruments held by the Partnership, including cash equivalents, accounts receivable, accounts payable, and notes payable are representative of fair value because of the short-term maturity of these instruments. In addition to the financial instruments listed below, the Partnership held financial instruments for trading and risk management activities, as well as debt instruments, as disclosed.

The fair value of all of the Partnership's derivative financial instruments and other trading contracts is the estimated amount at which management believes the instruments could be liquidated over a reasonable period of time, based on quoted market prices, current market conditions, or other estimates obtained from third-party brokers or dealers. See Note 2, "Significant Accounting Policies," under "Trading and Risk Management Activities" for additional information.

The fair value of the Partnership's derivatives, financial instruments, and other trading contracts at December 31, 2004 and 2003, is summarized in the following tables:

	December 31, 2004
	Estimated Fair Value		Carrying Amount
	Assets	Liabilities	Assets	Liabilities
	(In Thousands)

Trading
Natural gas	$ 6,557	$ 218	$ 6,557	$ 218
Power	30	-	30	-
Weather	30	7	30	7
Other(1)	-	6,392	-	6,392
	$ 6,617	$ 6,617	$ 6,617	$ 6,617

(1) Represents the fair value of the total return swap with MLCI. See Note 7, "Concentrations of Credit Risk."

	December 31, 2003
	Estimated Fair Value		Carrying Amount
	Assets	Liabilities	Assets	Liabilities
	(In Thousands)

Trading(1)
Natural gas	$ 499,610	$ 541,699	$ 499,610	$ 541,699
Power	348,267	296,814	348,267	296,814
Weather	20,069	21,177	20,069	21,177
Other energy-related commodities	5,013	6,722	5,013	6,722
	$ 872,959	$ 866,412	$ 872,959	$ 866,412
Non-Trading(2)
Interest rate swap	$ 2,058	$ -	$ 2,058	$ -
Foreign currency swap	-	1,497	-	1,497
	$ 2,058	$ 1,497	$ 2,058	$ 1,497

Debt instruments
Senior notes(3)	$ -	$ 546,252	$ -	$ 501,721

(1)    Represents the fair value of all derivatives of trading services, including natural gas derivatives for cash flow hedges accounted for in accordance with SFAS No. 133. The carrying amount of trading services derivatives is included in the consolidated balance sheet as "Assets and liabilities from trading activities."
(2)    The carrying amount is included in the consolidated balance sheet in "Other current assets" and "Other current liabilities."
(3)    The estimated fair value of the senior notes has been determined by the Partnership using available market information and selected valuation methodologies. Considerable judgment is required in interpreting market data to develop the fair value estimate. The use of different market assumptions or valuation  methodologies could have a material effect on the estimated fair value.

7.     Concentrations of Credit Risk

EKLP managed its own portfolio through its Trading Assets using a variety of financial instruments, which include forwards, futures, swaps, options, storage contracts, and transportation contracts. This portfolio was sold in its entirety to MLCI as part of the sale of the Trading Assets. As part of the sale, EKLP entered into a total return swap with MLCI where MLCI assumes all the benefits and detriments associated with any of EKLP contracts that were included in the sales agreement and have not been assigned to MLCI. Assets and liabilities from trading activities that have not been assigned at December 31, 2004, are $6.6 million and $0.2 million, respectively. To record the total return swap, $6.4 million due to MLCI has been recorded in liabilities from trading activities. Trade receivables and payables relating to the contracts that have not been assigned to MLCI at December 31, 2004, but that are related to the total return swap are $37.8 million and $1.1 million, respectively. To record the total return swap, a net $36.7 million payable due to MLCI has been recorded in trade payables.

Inherent in trading and risk management activities are certain business risks, including market risk and credit risk. Market risk is the risk that the value of the contracts and derivative financial instruments will change, either favorably or unfavorably, in response to changing market conditions. Credit risk is the risk of loss from nonperformance by suppliers, customers, or financial counterparties to a contract or an agreement. The total return swap transferred all market risk and credit risk to MLCI. Thus, at December 31, 2004, EKLP is only exposed to credit risk with MLCI. During January 2005 contracts, related to approximately 70% of the fair value of the total return swap at December 31, 2004, were assigned to MLCI. Based on MLCI's creditworthiness, the Partnership does not anticipate a material adverse effect on its consolidated financial position as a result of counterparty nonperformance.

The notional volumes of the Partnership's realized physical activity included in "Net gain from trading activities" are set forth below. These notional volumes represent the gross transaction volumes for trading contracts before the sale of the Trading Assets that were physically settled and are not a measure of the Partnership's exposure to market or credit risk.

	Year ended December 31
	2004	2003
	(In Thousands)
Trading
Power (in MWh)	323,421	445,979
Gas (in MMBtu)	1,713,861	2,347,045

Financial instruments, which subject the Partnership to credit risk, consist principally of cash equivalents and trade receivables. In accordance with the Partnership's investment policy, cash equivalents are invested such that credit exposure to any one financial institution is limited.

Trade receivables are predominantly with energy, utility, and other trading companies in the United States. For the years ended December 31, 2004, 2003, and 2002, no single counterparty contributed in excess of 10% of "Net gain from trading activities" on the consolidated statements of income.

The counterparties associated with "Assets from trading activities" at December 31, 2003, are summarized in the following tables:

	December 31, 2003
	Investment Grade(1)	Total
	(In Thousands)

Gas and electric utilities	$ 188,105	$ 211,220
Energy marketers	117,732	274,712
Financial institutions	285,879	300,805
Oil and gas producers	15,642	66,766
Industrials	10,570	11,746
Other	12,245	12,534
Total	$ 630,173	877,783
Credit valuation adjustments		(4,824)
Trading exposure(2)		872,959
Collateral		(379,735) (3)
Assets from trading activities, net of collateral		$ 493,224

(1)     "Investment Grade" is primarily determined using publicly available credit ratings along with consideration of cash, collateral, standby letters of credit, and parent company guarantees. Included in "Investment
         Grade" are counterparties with a minimum, or a minimum implied through internal credit analysis,
         Standard & Poor's or Moody's rating of BBB- or Baa3, respectively.
(2)     Trading exposure reflects netting between current and noncurrent assets and liabilities from trading activities under master netting agreements, as applicable.  Three customers' exposure at December 31, 2003, comprised greater than 5% of assets from trading activities, of which two are included above as
         "Investment Grade."
(3)     Includes collateral held on deposit and standby letters of credit. An additional $73.5 million of collateral is being applied against estimated accounts receivable.

8.     Discontinued Operations

On December 29, 2004, EKLP sold its pipeline business for $1.136 billion plus the net working capital as of the closing date ("Base Purchase Price"). Accordingly, the assets, liabilities, and results of operations of the pipeline business have been reported as discontinued operations for all periods presented. Operating revenues for Gulf South classified as discontinued operations in the consolidated statements of income for the years ended December 31, 2004, 2003, and 2002, were $198 million, $177 million, and $161 million, respectively.

The Partnership reclassified $0.5 million from the 2003 cumulative effect of a change in accounting principle related to Gulf South's adoption of SFAS No. 143, Accounting for Asset Retirement Obligations, to loss from discontinued operations.

A summary of assets and liabilities related to Gulf South reclassified as assets and liabilities held for sale on the consolidated balance sheets as of December 31, 2003, is as follows:

December 31
2003
(In Thousands)
ASSETS
Accounts receivables	$ 19,333
Transportation and exchange receivables	44,169
Receivable from partners	2,255
Natural gas inventory	10,182
Property, plant, and equipment, net	927,053(1)
Other assets	16,881
Total assets	$ 1,019,873

LIABLITIES
Accounts payables	$ 14,567
Transportation and exchange payables	28,277
Accrued liabilities	48,348
Other liabilities	6,377
Total liabilities	$ 97,569

(1)     Net property, plant, and equipment includes land of $712, pipeline facilities of $861,661, working gas and base gas of $93,635, computer hardware and software of $13,832, construction in progress of $43,464, and accumulated depreciation of $(86,251).

In accordance with the Purchase and Sale Agreement between EKLP and TGT Pipeline, LLC (the "Agreement"), TGT Pipeline, LLC, has assumed all contingent liabilities related to the pipeline business. Management has made customary representations and warranties in the Agreement regarding contingent liabilities and other matters related to the pipeline business. All representations and warranties made in the Agreement are in effect until nine months after the closing date, and the purchase price will be adjusted if aggregate losses actually incurred by the buyer exceed 2% of the Base Purchase Price and in no event shall EKLP's aggregate liabilities exceed 10% of the Base Purchase Price. Management does not anticipate, and no provision has been made in these financial statements for, subsequent payments under these indemnification provisions in the Agreement.

In addition, each party under the Agreement is allowed time to evaluate the final working capital calculation used to determine the Base Purchase Price. TGT Pipeline, LLC's period for evaluation expired on February 28, 2005, after which EKLP has 45 days to continue its evaluation. TGT Pipeline, LLC, has identified a $4.2 million adjustment to the Base Purchase Price. EKLP disagrees with the adjustment and continues to assess a resolution. The Agreement provides for mediation if a resolution cannot be reached. Any changes in the working capital adjustment will result in adjustment to the Base Purchase Price. No provision has been made in these consolidated financial statements for this disputed item.

9.     Senior Notes and Credit Facilities

The Partnership's debt is summarized as follows:

	December 31
	2004	2003
	(In Thousands)
Short-term debt:
Entergy - Koch, LP Credit Agreement (364-Day)	$ -	$ -
Entergy - Koch, LP Credit Agreement (Five-Year Term)	-	-
Entergy - Koch Trading, LP Margin Facility Agreement	-	25,000
Entergy - Koch Trading, Ltd. Short-Term Revolving Facility	-	7,337
Notes payable - credit facilities	$ -	$ 32,337

Long-term debt:
Entergy - Koch, LP 3.65% Senior Notes due 2006, net of discount and including fair value adjustment	$ -	$ 202,408
Entergy - Koch, LP 6.90% Senior Notes due 2011, net of discount	-	299,313
Senior notes (net of discount)	$ -	$ 501,721

Short-Term Debt

EKLP historically maintained two primary credit facilities to manage its short-term cash requirements: a 364-day credit facility and a multi-year credit facility. In addition to these two facilities, Entergy - Koch Trading, LP, and Entergy - Koch Trading, Ltd., had short-term credit facilities for additional liquidity.

On December 19, 2003, EKLP renewed its 364-day credit facility with total commitments of $230 million. This facility included the ability to issue up to $75 million of letters of credit within the total commitment of $230 million. This facility was terminated and all commitments and obligations under this agreement were released on November 1, 2004, in conjunction with the sale of the Trading Assets to MLCI. At December 31, 2003, no loans or letters of credit were outstanding under this facility.

On February 1, 2001, EKLP entered into a multi-year credit facility with total commitments of $105 million. This facility included the ability to issue up to $105 million of letters of credit within the total commitment of $105 million. At December 31, 2003, no loans were outstanding under this facility and $3.9 million in letters of credit were outstanding. This facility was terminated and all commitments and obligations under this agreement were released on November 1, 2004, in conjunction with the sale of the Trading Assets to MLCI. At the time of termination, EKLP had $4.48 million in letters of credit outstanding. EKLP entered into a collateral agreement under which cash was posted to fully collateralize the outstanding letters of credit until the credits could be returned and terminated. At December 31, 2004, no collateral had been returned, but EKLP expects to have all letters of credit terminated and the cash collateral returned by March 31, 2005.

On September 25, 2003, EKT US entered into a 364-day credit facility with a total commitment of $25 million. This facility was used solely for the purpose of financing a portion of the Partnership's margin requirements related to energy trading. Advances under the facility would bear interest at LIBOR plus 0.75%, and the Partnership was required to pay a facility fee at a rate of 0.125% per annum on the total commitment regardless of usage. As of December 31, 2003, $25 million was outstanding under this facility at a weighted-average interest rate of 1.85%. This facility expired on September 23, 2004, and was not renewed.

On December 1, 2003, EKT Europe entered into an uncommitted short-term credit facility with a limit of 10 million British pounds. Advances under the facility would bear interest at the bank's cost of funds plus 0.75%. As of December 31, 2003, loans in the amount of 4.1 million British pounds ($7.3 million) were outstanding at a weighted-average interest rate of 1.84%. This facility expired on April 24, 2004, and was renewed. In conjunction with the sale of the Trading Assets to MLCI, all rights and obligations were assigned at closing to MLCI.

Long-Term Debt

On August 21, 2003, EKLP issued $200 million of senior unsecured notes at 3.65%, due August 20, 2006. These senior notes were offered at a discounted issue price of 99.955%, resulting in an effective interest rate of 3.67%.

On July 24, 2001, EKLP issued $300 million of senior unsecured notes at 6.9%, due August 1, 2011. These senior notes were offered at a discounted issue price of 99.698%, resulting in an effective interest rate of 6.92%.

In conjunction with the sale of the Trading Assets to MLCI, a tender offer was made for the full amount of outstanding notes. At December 31, 2004, all notes had been tendered or redeemed as provided for in the debenture, and EKLP no longer has any obligations outstanding under the debentures. EKLP recognized a loss of $60.2 million as loss on extinguishment of debt in the consolidated statements of income due to the early retirement of these notes.

Other Credit Facilities

On October 31, 2003, EKT Europe entered into a 364-day credit facility with a commitment of 40 million British pounds. At December 31, 2003, letters of credit/bank guarantees in the amount of 19.3 million British pounds ($34.6 million) were outstanding. This facility expired on October 29, 2004, and was not renewed. There are no further obligations outstanding under this facility.

On December 1, 2003, EKT Europe entered into an uncommitted short-term credit facility with a limit of 25 million British pounds. At December 31, 2003, letters of credit/bank guarantees in the amount of 15.1 million British pounds ($27.0 million) were outstanding. This facility expired on April 24, 2004, and was renewed. In conjunction with the sale of the Trading Assets to MLCI, all rights and obligations under this agreement were assigned and transferred to MLCI effective with the closing of the sale.

10.     Commitments and Contingencies

Purchase Agreement Indemnifications - In the purchase agreements for the sale of Trading Assets and Gulf South, EKLP has agreed to indemnify the respective purchasers for certain potential losses relating to any breaches of the sellers' representations, warranties and obligations under each of the purchase agreements. EKLP does not expect any material claims under these indemnification obligations, but to the extent that any are asserted and paid, subsequent adjustments to the realized gains on these sales will be required.

Litigation - The Partnership is party to various legal actions arising in the normal course of business. Management believes that the disposition of outstanding legal actions will not have a material adverse impact on the Partnership's consolidated financial position.

Environmental and Other Indemnification Matters - Koch Energy, Inc., indemnified the Partnership for all known environmental liabilities as of February 1, 2001, arising from conditions existing or events occurring at Gulf South prior to the inception of the Partnership. In addition, Koch Energy, Inc., and affiliates of Entergy have indemnified the Partnership for any unknown environmental liabilities that occurred prior to February 1, 2001, related to the respective assets contributed to the Partnership by such parties, which are identified before the tenth anniversary date of the Partnership's formation. Any such environmental liabilities first identified prior to the sixth anniversary date are subject to a $50,000 per event deductible while those first identified after the sixth anniversary date but before the tenth anniversary date are subject to a $1.0 million per event deductible.

All environmental liabilities arising from the operations of the Partnership subsequent to January 31, 2001, are the obligation of the Partnership. Koch Energy, Inc., and affiliates of Entergy have also agreed to indemnify the Partnership for all other losses and expenses the Partnership incurs in connection with any claim, litigation, or suit arising prior to the Partnership's formation out of the operations of the Partners' respective businesses or assets that the Partners contributed to EKLP.

In connection with the sale of Gulf South, this indemnification, as it related to the pipeline operations, was terminated and a $5.4 million payment was made to Gulf South from a Koch subsidiary for the indemnification release. EKLP does not anticipate any additional future losses in excess of $5.4 million related to these environmental matters.

Regulatory Matters - EKLP is subject to regulation by various federal, state, and local government agencies and from time to time receives formal and informal requests for information from such agencies.

As an indirect partially owned subsidiary of Entergy, a registered holding company under the Public Utility Holding Company Act of 1935 (the "1935 Act"), EKLP generally must comply with certain requirements established in the 1935 Act, as well as rules and orders issued by the Securities and Exchange Commission under the 1935 Act that are applicable to investments by Entergy in non-utility companies.

At the federal level, the Federal Energy Regulatory Commission ("FERC") regulates certain activities of EKT US regarding energy commodity transportation and wholesale trading. EKT US is also subject to certain aspects of the jurisdiction of the Commodity Futures Trading Commission ("CFTC").

Commodity Futures Trading Commission Matter - On March 26, 2003, the FERC published a "Final Report on Price Manipulation in Western Markets," focusing on gas and power activity in California. EKT US was listed in the FERC report among the entities that had allegedly engaged in so-called "wash trading" in the gas markets with respect to 61 pairs of trades. In addition, EKT US received a subpoena from the CFTC seeking certain information about its gas and power business, relating to so-called "wash trades," and about information furnished to energy industry publications. EKT US also received a document request in connection with an informal inquiry by the Securities and Exchange Commission (the "SEC") relating to so-called "wash trades."

On January 28, 2004, the CFTC approved an order settling the administrative action relating to the CFTC's investigation. EKT US agreed to pay a civil penalty of $3 million without admitting or denying the CFTC's findings and recorded a liability for such amount as of December 31, 2003, which was paid in full in February 2004. The order cites EKT US for reporting false price information. There were no findings of price manipulation, attempted price manipulation, or wash trading made against EKT US or the Partnership. The order requires EKT US's continued cooperation with the CFTC. The CFTC notified EKT US that this settlement concluded the issues that were subject to their investigation.

Cornerstone Matter - On August 18, 2003, Cornerstone Propane Partners, LP, filed suit against EKT US and other entities on behalf of a putative class of persons who purchased and/or sold natural gas futures and options contracts on the New York Mercantile Exchange ("NYMEX") between January 1, 2000, and December 31, 2002. On November 14, 2003, Dominick Viola filed a similar complaint, naming EKT US. On November 25, 2003, the District Court for the Southern District of New York consolidated these cases with two other cases, neither of which named EKT US as a defendant. On January 20, 2004, the plaintiffs filed a consolidated class action complaint that alleges violations of the Commodity Exchange Act including manipulation (Section 9(a)), wash trades (Section 4c), and aiding and abetting violations of the Act (Section 22(a)). The defendants including EKT US filed a joint motion to dismiss this consolidated complaint on February 19, 2004. On September 24, 2004, the court denied the joint motion to dismiss. Discovery has commenced. Plaintiffs filed a Motion for the Class Certification on January 25, 2005. Defendants' Motion in Opposition to Class Certification is due on March 25, 2005. The outcome of this litigation cannot be determined at this time. Consequently, it is not possible to assess the impact, if any, of this action on EKT US. EKT US intends to vigorously defend this action.

Northern Illinois Gas Company Matter - On November 12, 2002, the SEC issued a subpoena requesting that Koch Industries, Inc., produce certain documents and information concerning business activities with Nicor, Inc. ("Nicor"). On November 22, 2002, the Partnership submitted to the SEC a limiting letter that, among other things, clarified that the entity that had the business relationship with Nicor was EKT US. EKT US is cooperating with the SEC and the U.S. Attorney's office in this matter and has produced documents and information in response to the subpoena. The SEC's inquiry regarding Nicor is ongoing, and the outcome or timing of this matter cannot be predicted. Other federal governmental authorities that are also investigating Nicor may be focusing on its business relationship with EKT US.

Proceedings have been underway since 2002 before the Illinois Commerce Commission (the "ICC") concerning Nicor that appear to be examining, at least in part, its business relationship with EKT US. EKT US has received certain requests for documents and information in that proceeding and in connection with a civil action in Cook County, Illinois, in which Nicor sought declaratory relief and specific performance. That action has been settled. Other governmental authorities in Illinois are participating in the ICC proceedings and may themselves have authority to conduct their own investigations into these matters.

On May 19, 2004, Nicor filed under seal a Verified Complaint against EKT US in Circuit Court of Cook County, Illinois, Chancery Division. The Complaint sought production of certain records that Nicor claimed were necessary to verify the accuracy of payments it made to EKT US pursuant to certain contracts between them. Nicor further asked for an accounting between the parties. The Complaint did not include a claim for damages. On July 16, 2004, the Circuit Court entered a Protective Order and a Dismissal Order, dismissing the Complaint in part with prejudice and in part without prejudice, while retaining jurisdiction to enforce or modify the Protective Order entered along with the Dismissal Order. On August 3, 2004, the parties, following extensive negations, entered into an Order modifying the terms of the Court's prior Protective Order. As before, however, the case was dismissed, in part without prejudice and with the Court retaining the right to enforce or modify its Protective Order. To date, no enforcement proceedings have been initiated against EKT US.

On August 25, 2004, the CFTC issued an informal request that EKT US produce certain information and preserve records that are related to any asset optimization agreement entered into between EKLP and/or IMD Storage and Transportation Asset Management Company ("IMD") and any third party. In 1998, Koch Energy Trading, Inc. ("KET"), a predecessor of EKT US, acquired a 50% ownership share in IMD. In 2000, KET increased its existing stake in IMD to 100% by acquiring the remaining ownership interest. The assets of KET, including IMD, subsequently became part of EKLP in February 2001. On September 13, 2004, a formal order of investigation was issued. The CFTC clarified the scope of its informal request and requested that EKT US produce information as part of an investigation related to EKT US's and/or IMD's trading activities with Nicor and Public Service Enterprise Group through December 31, 2002. EKT US is cooperating with the CFTC and is providing the requested information and preserving the referenced records. No enforcement proceedings have been initiated against EKT US or any of its affiliates.

Illinois Commerce Commission v. Entergy-Koch Trading, L.P. - On November 22, 2004, the Illinois Commerce Commission ("ICC") filed an Application to Compel Attendance of Witnesses and the Production of Tape Recordings and Documents ("Application") against EKT US in the Circuit Court of Cook County, Illinois. The Application seeks the production of certain tape recordings and documents sought by Nicor as specified in a subpoena issued by the ICC in June 2004 pursuant to Nicor's request in an ICC proceeding to which EKT US is not a party. The Application does not seek monetary damages. On February 1, 2005, the Court denied EKT US's motion to dismiss the Application on jurisdictional grounds. EKT US is pursuing as appeal of that ruling. EKT US's answer to the Application is due on February 22, 2005. No discovery has occurred in the case. No enforcement proceedings have been initiated against EKT US or any of its affiliates.

City of Tacoma v. American Electric Power Service Corporation, et al - On June 7, 2004, a complaint was filed in the U.S. District Court for the Western District of Washington in which Koch Energy Trading, Inc., a predecessor of EKT US, was named as a defendant along with approximately 55 other entities. The complaint relates to power trading in California in 2000 and 2001 and seeks damages under the Sherman Act.

On August 20, 2004, the judicial Panel on Multidistrict Litigation issued a Conditional Transfer Order, transferring the case to the Southern District of California to be assigned to Judge Robert H. Whaley and to be consolidated or coordinated with the other cases involved in the In re California Wholesale Electricity Antitrust Litigation, MDL No. 1405. Plaintiffs have represented that two of the suits in front of judge Whaley have been dismissed and are now on appeal to the Ninth Circuit and that the remainder of the suits in front of Judge Whaley have been stayed pending the Ninth Circuit's decision on the dismissed cases. The defendant filed a joint motion to dismiss the complaint on December 9, 2004, which EKT US joined. On February 11, 2005, the Court granted the motion to dismiss and dismissed the lawsuit. It is not certain what the City of Tacoma will do in response to the Court's dismissal of the case. EKT US intends to continue to vigorously defend this action, if necessary.

Other - In addition, EKT US has received several formal and informal requests for information from various regulatory and governmental agencies in connection with the Partnership's gas and power businesses. At this point, the Partnership does not believe that these inquiries will result in a material impact on the Partnership.

Non-Cancelable Operating Obligations

Optimization Contracts - EKT is required to make specified minimum payment relative to optimizing certain customers' natural gas storage and transportation assets. For the years ended December 31, 2004, 2003, and 2002, approximately $54.2 million, $30.5 million, and $20.4 million, respectively, of these specified minimum payments were made. All optimization contracts were assigned to MLCI as part of the sale of Trading Assets to MLCI.

Operating Leases - EKLP has various noncancelable operating lease commitments extending through the year 2011. Most operating leases were assigned to MLCI and TGT Pipeline, LLC, as part of the sale of Trading Assets and Gulf South. Total operating lease expense for the years ended December 31, 2004, 2003, and 2002, were $5.0 million, $6.3 million, and $6.5 million, respectively. EKLP's remaining minimum future commitments related to these items as of December 31, 2004, are as follows (in thousands):

2005	$ 180
2006	180
2007	180
2008	180
2009	180
Thereafter	195
Total	$ 1,095

11.     Related-Party Transactions

EKT US was a party to an electric power purchase and sale agreement with an Entergy affiliate to provide various energy risk management services. For the years ended December 31, 2004, 2003, and 2002, EKT US received $2.3 million, $3.5 million, and $3.9 million, respectively, from the Entergy affiliate as reimbursement for the resources needed to provide these services.

EKT Europe was party to an energy management agreement with Entergy affiliates whereby EKT Europe provides various risk management services for the Entergy affiliates. For the year ended December 31, 2002, EKT Europe received $0.9 million from the Entergy affiliate as reimbursement for the resources needed to provide these services. This agreement has expired in 2003, and the amount received by EKT Europe for the year ended December 31, 2003, was immaterial.

At December 31, 2004, the Partnership did not hold any assets and liabilities from trading activities relative to transactions with Entergy and Koch affiliates. At December 31, 2003, included in assets and liabilities from trading activities are assets of $15.5 million and liabilities of $8.7 million relative to transactions with Entergy and Koch affiliates.

Included in the net gain from trading activities for the year ended December 31, 2004, are affiliate revenues of $378.2 million (1.8% of trading revenues), affiliate cost of sales of $79.5 million (0.4% of trading cost of sales), and net realized affiliate gain of $11.4 million from financial instruments. Included in the net gain from trading activities for the year ended December 31, 2003, are affiliate revenues of $538.6 million (2.3% of trading revenues), affiliate cost of sales of $188.2 million (0.8% of trading cost of sales), and net realized affiliate loss of $17.7 million from financial instruments. Included in the net gain from trading activities for the year ended December 31, 2002, are affiliate revenues of $434.0 million (2.7% of trading revenues), affiliate cost of sales of $424.4 million (3.2% of trading cost of sales), and net realized affiliate loss of $9.0 million from financial instruments.

EKLP has a building operating lease agreement with Entergy and Koch extending to the years 2014 and 2011, respectively. The Partnership had related rent expense of approximately $2.6 million, $4.0 million, and $3.1 million for the years ended December 31, 2004, 2003, and 2002, respectively.

Gulf South had trade receivables with an affiliate, Entergy, in the amounts of $0.6 million as of December 31, 2003. Gulf South provided transportation and storage services to Entergy and related companies in the amount of $7.2 million, $7.7 million, and $8.1 million for the years ended December 31, 2004, 2003, and 2002, respectively.

Additionally, the Partnership purchased information technology services from a Koch affiliate in the amount of $10.2 million, $11.2 million, and $12.0 million for the years ended December 31, 2004, 2003, and 2002, respectively.

Included in receivables from Partners at December 31, 2003, are amounts related to certain incentive compensation obligations that existed prior to the formation of the Partnership. Such amounts were fully reimbursed in 2004 by the Partners.

See also Note 12, "Partners' Capital," for indemnification provided by Entergy.

12.     Partners' Capital

Pursuant to the Partnership Agreement, one of the limited partners made a contribution of $72.7 million in January 2004. The equivalent amounts were distributed to the remaining limited partner. In addition, in January 2004 certain assets of the Partnership were revalued to measure the economic impact to the Partners at this date. Such revaluation did not have any effect on the historical cost basis consolidated financial statements of the Partnership.

In 2002, EKLP had a contractual dispute with a counterparty, and the resulting loss was indemnified by Entergy. In connection with the indemnification, the Partnership recorded a receivable from Entergy of $32.8 million and a corresponding contribution to capital in the accompanying consolidated statement of changes in partners' capital as December 31, 2002. The $32.8 million was paid by Entergy to the Partnership on February 7, 2003. As part of the indemnification arrangement, beginning in January 2003, Entergy is entitled to all the benefits and detriments associated with the contractual agreements with the counterparty, and as a result, EKLP had a $2.3 million receivable (included in receivables from affiliated from Entergy at December 31, 2003). EKLP no longer services the power needs of the counterparty on behalf of Entergy.

13.     Employee Retirement Plans

For its domestic operations, the Partnership established the Money Purchase Pension Plan, which is available to all active employees meeting certain minimum requirements. This plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Under the terms of the plan, 4% of employees' base compensation is contributed to the plan.

For its domestic operations, the Partnership also established the 401(k) Retirement Plan, which is available to all active employees. This plan is a defined contribution plan subject to the provisions of the ERISA. Under the terms of the plan, employees may contribute a percentage of their annual salary, subject to Internal Revenue Service limits, with the Partnership matching 100% of the first 6% contributed by employees with over one year of service.

In December 2004, the Partnership transferred sponsorship of both the Money Purchase Pension Plan and the 401(k) Retirement Plan to Gulf South. Upon the sale of Gulf South, EKLP ceased to have any title, interest, or liabilities associated with either of these plans.

For its European operations, the Partnership established a Group Personal Pension Plan, which is available to all active employees and is managed by Scottish Equitable. Under the terms of the plan, employees can contribute from 2% to 5% of their base compensation on a pretax basis. The Partnership contributed from 3% to 8% of an employee's base compensation depending on the amount that the employee contributed to the plan. The Group Personal Pension Plan was held by EKLP's subsidiary EKT Europe, which was sold as part of the sale of the Trading Assets to MLCI.

For its employees' participation in these plans, the Partnership recorded expense for the years ended December 31, 2004, 2003, and 2002, of approximately $4.5 million, $4.5 million, and $4.4 million, respectively. Partnership contributions to the above plans are subject to vesting requirements.

14.     Taxes

EKT Europe is subject to UK taxes. The net income before income taxes and cumulative effect of change in accounting principle attributed to European operations for the years ended December 31, 2004, 2003, and 2002, is $48.3 million, $20.6 million, and $9.8 million, respectively. The total income tax expense related to the net income before income taxes and cumulative effect of change in accounting principle that is attributed to foreign operations is $15.8 million, $4.5 million, and $3.7 million for the years ended December 31, 2004, 2003, and 2002, respectively. Such income tax expense amounts were reflected as current income taxes.

15.     Accrued Liabilities

Accrued liabilities is summarized as follows:

	December 31
	2004	2003
	(In Thousands)

Accrued working capital adjustments related to the sale of the trading assets and Gulf South	$ 32,596	$ -
Accrued transaction and exit costs	26,348	-
Accrued interest	-	11,273
Other accrued liabilities	8,102	75,955
Total accrued liabilities	$ 67,046	$ 87,228